UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 5
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Diamond Management & Technology Consultants, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.001 per share,
Stock Appreciation Rights
(Title of Class of Securities)

25269L106
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Steven R. Worth
General Counsel
Diamond Management & Technology Consultants, Inc.
875 North Michigan Avenue, Suite 3000
Chicago, Illinois 60611
(312) 255-5000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Leland E. Hutchinson
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$1,396,460.50	$149.42

*	Calculated solely for purposes of determining the filing fee. This amount assumes (i) that the average of the closing price of Diamond common stock for the 10 trading days prior to the two business days prior to the expiration of the tender offer is $10.00 (ii) and a 50% tender rate of Eligible Options and Eligible SARs. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $149.42.
Form or Registration No.: Schedule TO, File No. 5-53119.
Filing party: Diamond Management & Technology Consultants, Inc.
Date filed: August 3, 2006.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION STATEMENT
     This Amendment No. 5 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on August 3, 2006, as amended by Amendment No. 1 to the Schedule TO filed with the Commission on August 4, 2006, as amended and restated by Amendment No. 2 to the Schedule TO filed with the Commission on August 22, 2006, as amended and supplemented by Amendment No. 3 to the Schedule TO filed with the Commission on August 31, 2006, and as amended and supplemented by Amendment No. 4 to the Schedule TO filed with the Commission on September 19, 2006 (“Schedule TO”), and relates to our offer to purchase certain options to purchase shares of our common stock, par value $0.001 per share, and stock appreciation rights (“SARs”) held by individuals who have been non-U.S. employees of the non-U.S. Diamond subsidiaries that have been sold to Mercer Management Consulting Inc. or its affiliates (“Mercer”) or transferred from Diamond’s U.K. subsidiary and became Mercer employees on August 1, 2006 for cash, upon the terms and subject to the conditions in the Tender Offer dated August 21, 2006 (the “Tender Offer”) and the Election to Tender Form (the “Election Form”), as each may be amended from time to time. This Amendment amends and supplements Schedule TO as set forth below.
     The information in the Tender Offer and the Election Form, copies of which were previously filed on Schedule TO as Exhibits (a)(1)(A) and (a)(1)(C) thereto, is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.
     Unless the context requires otherwise, references in this Schedule TO to “Diamond,” the “Company,” “we,” “us,” “our,” and “ours” mean Diamond Management & Technology Consultants, Inc.
Items 1 and 4.
     Items 1 and 4 of the Schedule TO, which incorporate by reference the information contained in the Tender Offer, are hereby amended and supplemented as follows:
1.	On September 26, 2006, the Company distributed via e-mail to each Eligible Person (i) an interactive spreadsheet which calculates the amount of cash he or she would receive if he or she elects to properly tender for purchase his or her Eligible Options and/or Eligible SARs and (ii) a reminder that each Eligible Person has until 5:00 p.m., Central Time, on September 29, 2006 to tender his or her Eligible Options and/or Eligible SARs to the Company.

2.	The amount of cash an Eligible Person would receive if he or she elects to properly tender for purchase his or her Eligible Options and/or Eligible SARs was calculated as follows:
•	the fair value of each Eligible Option and Eligible SAR was calculated using the Black-Scholes methodology based on the average of the closing price of Diamond common stock for the 10 trading days prior to September 26, 2006 (the “Determination Date”). The average of the closing price of Diamond common stock for the 10 trading days prior to the Determination Date was $9.79.

•	an amount of cash equal to the fair value so determined was calculated for each Eligible Option and Eligible SAR.
Item 11. Additional Information
     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following language:
On September 26, 2006, the Company distributed via e-mail to each Eligible Person (i) an interactive spreadsheet which calculates the amount of cash he or she would receive if he or she elects to properly tender for purchase his or her Eligible Options and/or Eligible SARs and (ii) a reminder that each Eligible Person has until 5:00 p.m., Central Time, on September 29, 2006 to tender his or her Eligible Options and/or Eligible SARs to the Company. A copy of the e-mail is filed as Exhibit (a)(1)(G) to this amendment and is incorporated by reference. A copy of the interactive spreadsheet is filed as Exhibit (a)(1)(H) to this amendment and is incorporated by reference.

Item 12. Exhibits
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(G)	Form of E-mail to Eligible Persons, dated September 26, 2006.

(a)(1)(H)	Interactive Spreadsheet.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIAMOND MANAGEMENT & TECHNOLOGY CONSULTANTS, INC.
By:	/s/ KARL E. BUPP
Name:	Karl E. Bupp
Title:	Chief Financial Officer

Date: September 26, 2006

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Tender Offer, dated August 21, 2006.
(a)(1)(B)*	Form of Cover Letter to Eligible Persons regarding the Tender Offer and Summary of Procedures.
(a)(1)(C)*	Election to Tender Form, dated September 18, 2006.
(a)(1)(D)*	Form of E-mail to Eligible Persons, dated August 31, 2006.
(a)(1)(E)*	Form of E-mail to Eligible Persons, dated September 18, 2006.
(a)(1)(F)*	Pricing Matrix.
(a)(1)(G)	Form of E-mail to Eligible Persons, dated September 26, 2006.
(a)(1)(H)	Interactive Spreadsheet.
(b)	Not applicable.
(d)	Not applicable
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.

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